Exhibit 99.3

Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with our condensed consolidated interim financial statements for the six month period ended June 30, 2024 (unaudited) furnished herewith as Exhibit 99.2 and in conjunction with our consolidated financial statements, including the related notes, and the other financial information included in our annual report on Form 20-F for the year ended December 31, 2023, or the Annual Report, filed with the Securities and Exchange Commission, or SEC, on April 18, 2024. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and in the Annual Report.

All references to “€,” “euro” or “EUR” are to the legal currency of the European Union, or EU, all references to “NIS” or “New Israeli Shekel” are to the legal currency of Israel and all references to “$,” “dollar,” “US$,” “USD” or “U.S. dollar” are to the legal currency of the United States of America. Other than as specifically noted, all amounts translated into a different currency were translated based on the exchange rate as of June 30, 2024.

IFRS

Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

General

Our ordinary shares are listed on the NYSE American and on the Tel Aviv Stock Exchange under the symbol ELLO. The address of our registered office is 18 Rothschild Blvd., 1st Floor, Tel Aviv 6688121, Israel.

We are involved in the initiation, development, construction and production of renewable and clean energy projects in Europe, USA and Israel. We indirectly own: (i) approximately 335.9 megawatts, or MW, of solar power plants in Spain (including a 300 MW photovoltaic plant in owned by Talasol Solar S.L., or Talasol, which is 51% owned by us) and approximately 20 MW of solar power plants in Italy, all connected to their respective national grids, (ii) a solar project under construction in Italy with a capacity of 18 MW and solar projects under advanced development in Italy with an aggregate capacity of 195 MW that reached ready to build status, (iii) 9.375% of Dorad Energy Ltd., or Dorad, (iv) Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Normal Cubic Meter per year, respectively, (v) 83.333% of Ellomay Pumped Storage (2014) Ltd., which is constructing a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel, or the Manara PSP and (vi) solar projects under construction in the Dallas Metropolitan area, Texas with an aggregate capacity of approximately 48.5 MW (Fairfield, Malakoff, Mexia and Talco projects). We also initiate and develop additional solar projects in Italy, USA, Spain and Israel. For more information, see “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” of the Annual Report.

The following table includes information concerning our revenues per operating facility:

Name	Installed/ production Capacity[1]	Location	Type of Plant	Connection to Grid	Revenue in the six months ended June 30, 2023 (in thousands)[2]	Revenue in the six months ended June 30, 2024 (in thousands)[2]
“Rinconada II”	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	Solar – Fixed panels mounting structures	July 2010	€441	€381
“Rodríguez I”	1,675 kWp	Province of Murcia, Spain	Solar – Fixed panels mounting structures	November 2011	€308	€296
“Rodríguez II”	2,691 kWp	Province of Murcia, Spain	Solar – Fixed panels mounting structures	November 2011	€509	€495
“Fuente Librilla”	1,248 kWp	Province of Murcia, Spain	Solar – Fixed panels mounting structures	June 2011	€205	€251
“Talasol”[3]	300,000 kWp	Talaván, Cáceres, Spain	Solar – Fixed panels Single axis tracker	December 2020	€12,666	€8,973
“Ellomay Solar”	28,000 kWp	Talaván, Cáceres, Spain	Solar – Fixed panels Single axis tracker	June 2022	€2,080	€513
“Ellomay Solar Italy Two”	4,944 kWp	Lazio Region, Italy	Solar – Fixed panels Single axis tracker	February 2024	-[4]	€313[4]
“Ellomay Solar Italy One”	14,782 kWp[7]	Lazio Region, Italy	Solar – Fixed panels Single axis tracker	April-May 2024	-[5]	€216[5]
“Groen Gas Goor”	3 million Nm3 per year	Goor, the Netherlands	Biogas	November 2017	€2,366	€1,938
“Goren Gas Oude-Tonge”	3.8 million Nm3 per year	Oude-Tonge, the Netherlands	Biogas	June 2018	€2,624	€2,069
“Groen Gas Gelderland”	7.5 million Nm3 per year[6]	Gelderland, the Netherlands	Biogas	April 2017	€3,800	€4,011

1.	The actual capacity of a photovoltaic plant is generally subject to a degradation of approximately 0.5% per year, depending on climate conditions and quality of the solar panels.

2.	These results are not indicative of future results due to various factors, including changes in electricity market prices, changes in regulation and the climate and the degradation of the solar panels.

3.	The Talasol solar plant is 51% owned by us.
4.	As the Ellomay Solar Italy Two solar plant was connected to the Italian national grid during February 2024, no revenues were recorded in connection with this solar plant during the six months ended June 30, 2023 and, during the six months ended June 30, 2024, no revenues were recorded until connection to the national grid.
5.	The aggregate capacity of the Ellomay Solar Italy One solar plant is 14.8 MW. The first plot of this plant, with a capacity of 6.2 MW, of was connected to the Italian national grid at the end of April 2024 and the remaining two plots, with an aggregate capacity of 8.6 MW, were connected to the Italian national grid during May 2024. Therefore, no revenues were recorded in connection with this solar plant during the six months ended June 30, 2023 and, during the six months ended June 30, 2024, no revenues were recorded until connection to the national grid.
6.	This plant’s permit enables it to produce approximately 7.5 million Nm3 per year, however the actual production capacity of the plant is approximately 9.5 million Nm3 per year.

The table does not include information about the Talmei Yosef solar plant, as in connection with the sale of the Talmei Yosef solar plant, which was consummated on June 3, 2024, we presented the results of the Talmei Yosef solar plant as a discontinued operation.

Operating Results

Segments

Our reportable segments, which form our strategic business units, are presented per geographical areas and type of plant as follows:

(i)	Italy: solar power plants (operating, under construction, and under under development solar power plants);
(ii)	Spain: 7.9 MW subsidized solar power plants, a 28 MW solar power plant and Talasol, a 300 MW solar power plant 51% owned by us;
(iii)	USA: solar power plants under development and construction;
(iv)	the Netherlands: biogas plants; and
(v)	Israel: 9.375% indirect interest in Dorad, pumped storage hydro power plant under construction in Manara, Israel and power plants under development.

For more information see Note 9 to our condensed consolidated interim financial statements as at June 30, 2024.

Sale of the Talmei Yosef Solar Plant

On December 31, 2023, we executed an agreement to sell our holdings in the Talmei Yosef solar plant. For more information, see “Item 4.A: History and Development of Ellomay; Recent Developments” in our Annual Report. The sale was consummated on June 3, 2024.

In connection with the sale of the Talmei Yosef solar plant, we present the results of the Talmei Yosef solar plant as a discontinued operation and the results for the six months ended June 30, 2023 and 2022 are adjusted accordingly. The Talmei Yosef solar plant was presented in our financial results as a financial asset, in accordance with IFRIC 12 under IFRS, and since its acquisition, we recognized relatively high profits through its ownership. Accordingly, although the consideration expected received for the Talmei Yosef solar plant reflects a market value higher than the price invested by us in its acquisition, due to the accounting treatment under IFRIC 12, we recognized a loss of approximately €2.6 million in connection with the sale as at December 31, 2023 and a loss of approximately €0.4 million in connection with the sale as at June 30, 2024.

Results of Operations

Six Months Ended June 30, 2024 Compared with Six Months Ended June 30, 2023

The results of operations included in our condensed financial statements for the six months ended June 30, 2023 do not include, and the results of operations included in our condensed financial statements for the six months ended June 30, 2024 only partially include, the results of the solar plants in Italy that were connected to the grid during the six months ended June 30, 2024. Therefore, our past results for these periods are not indicative of our results in the future.

Revenues

Revenues were approximately €19.5 million for the six months ended June 30, 2024, compared to approximately €25 million for the six months ended June 30, 2023. This decrease mainly results from the decrease in electricity prices in Spain.

Revenues by Segments

	Six months ended June 30,		June 30, 2024 vs. June 30, 2023 Change
	2024	2023	€	%
	(€ in thousands)
Italy – Solar	529	-	529	100
Spain – Subsidized Solar Plants	1,423	1,463	(40)	(3)
Spain – 28 MW Solar	513	2,080	(1,567)	(75)
Spain – Talasol Solar	8,973	12,666	(3,693)	(29)
Netherlands – Biogas	8,018	8,790	(772)	(9)

Italy – Solar Segment. Revenues from our Italian solar segment were approximately €0.5 million for the six months ended June 30, 2024, compared to 0 for the six months ended June 30, 2023. The change resulted from the connection to the grid and commencement of revenue recognition of two solar power plants in Italy.

Spain – Subsidized Solar Segment. Revenues from our Spanish subsidized solar segment were approximately €1.4 million for the six months ended June 30, 2024, compared to approximately €1.5 for the six months ended June 30, 2023.

Spain – 28 MW Solar Segment. Revenues from our Spanish 28 MW solar segment were approximately €0.5 million for the six months ended June 30, 2024, compared to approximately €2.1 for the six months ended June 30, 2023. The decrease mainly results from the decrease in electricity prices in Spain.

Spain – Talasol Solar Segment. Revenues from our Spanish Talasol solar segment were approximately €9 million for the six months ended June 30, 2024, compared to approximately €12.7 for the six months ended June 30, 2023. The decrease mainly results from the decrease in electricity prices in Spain.

Netherlands – Biogas Segment. Revenues from our Netherlands biogas segment were approximately €8 million for the six months ended June 30, 2024, compared to approximately €8.8 million for the six months ended June 30, 2023. The decrease in revenues is mainly due to the sale of the gas in 2023 in the market at higher prices and not under subsidy, partially offset by increased production.

Operating Expenses and Depreciation and Amortization Expenses

Operating expenses were approximately €9.5 million for the six months ended June 30, 2024, compared to approximately €11.8 million for the six months ended June 30, 2023. The decrease in operating expenses mainly results from a decrease in direct taxes on electricity production paid by our Spanish subsidiaries as a result of reduced electricity prices. The operating expenses of our Spanish subsidiaries for the six months ended June 30, 2023 were impacted by the Spanish RDL 17/2022, which established the reduction of returns on the electricity generating activity of Spanish production facilities that do not emit greenhouse gases, accomplished through payments of a portion of the revenues by the production facilities to the Spanish government. Depreciation and amortization expenses were approximately €8.2 million for the six months ended June 30, 2024, compared to approximately €7.8 million for the six months ended June 30, 2023.

Operating Expenses by Segments

	Six months ended June 30,		June 30, 2024 vs. June 30, 2023 Change
	2024	2023	€	%
	(€ in thousands)
Italy – Solar	-	-	-	-
Spain – Subsidized Solar	273	264	9	3
Spain – 28 MW Solar	337	882	(545)	(62)
Spain – Talasol	2,252	3,125	(873)	(28)
Netherlands – Biogas	6,661	7,574	(913)	(12)

Italy – Solar Segment. Two solar power plants in Italy were connected to the Italian electricity grid during the six months ended June 30, 2024 and have not achieved PAC (preliminary acceptance certificate) as of June 30, 2024. Therefore, we did not have any direct operating expenses in connection with our Italian solar segment for the six months ended June 30, 2024 and for the six months ended June 30, 2023.

Spain – Subsidized Solar Segment. Operating expenses in connection with our Spanish subsidized solar segment were approximately €0.3 million for the six months ended June 30, 2024 and for the six months ended June 30, 2023.

Spain – 28 MW Solar Segment. Operating expenses in connection with our Spanish 28 MW solar segment were approximately €0.3 million for the six months ended June 30, 2024, compared to approximately €0.9 for the six months ended June 30, 2023. The decrease resulted from a decrease in direct taxes on electricity production paid by our Spanish subsidiaries as a result of reduced electricity prices.

Spain – Talasol Segment. Operating expenses in connection with our Spanish Talasol segment were approximately €2.3 million for the six months ended June 30, 2024, compared to approximately €3.1 million for the six months ended June 30, 2023. The decrease resulted from a decrease in direct taxes on electricity production paid by our Spanish subsidiaries as a result of reduced electricity prices.

Netherlands – Biogas Segment. Operating expenses in connection with our Netherlands biogas segment were approximately €6.7 million for the six months ended June 30, 2024, compared to approximately €7.6 million for the six months ended June 30, 2023. The decrease is mainly attributable to the decrease in the cost of raw materials.

Project Development Costs

Project development costs were approximately €2.3 million for the six months ended June 30, 2024, compared to approximately €2.2 million for the six months ended June 30, 2023.

General and Administrative Expenses

General and administrative expenses were approximately €3 million for the six months ended June 30, 2024, compared to approximately €2.8 million for the six months ended June 30, 2023. The increase in general and administrative expenses is mostly due to higher consultancy expenses.

Share of Profit / Loss of Equity Accounted Investee

Our share of profit of equity accounted investee, after elimination of intercompany transactions, was approximately €1.8 million for the six months ended June 30, 2024, compared to approximately €1.5 million in the six months ended June 30, 2023. The increase in share of profits of equity accounted investee was mainly due to an increase in revenues of Dorad as a result of higher quantities produced, partially offset by an increase in operating expenses in connection with the increased production.

Financing Income (Expenses), Net

	For the six months ended June 30
	2024	2023
	€ in thousands
Profit from settlement of derivatives contract	159	-
Interest income	1,282	1,318
Gain from exchange rate differences, net	985	6,872
Change in fair value of derivatives, net	2,852	(476)
Debentures interest and related expenses	(3,562)	(1,840)
Interest and commissions related to projects finance	(2,830)	(2,932)
Amortization of capitalized expenses related to projects finance	(123)	(126)
Interest on minority shareholder loan	(1,088)	(933)
Bank charges and other commissions	(121)	(221)
Interest on lease liability	(164)	(173)
Total financing income (expenses), net	(2,610)	1,489

Financing expense, net was approximately €2.6 million for the six months ended June 30, 2024, compared to financing income, net of approximately €1.5 million for the six months ended June 30, 2023. The increase in financing expenses, net, was mainly attributable to lower income resulting from exchange rate differences that amounted to approximately €1 million for the six months ended June 30, 2024, compared to approximately €6.9 million for the six months ended June 30, 2023, an aggregate change of approximately €5.9 million. The exchange rate differences were mainly recorded in connection with the New Israeli Shekel (“NIS”) cash and cash equivalents and our NIS denominated debentures and were caused by the 0.2% devaluation of the NIS against the euro during the six months ended June 30, 2024, compared to a devaluation of 7.1% during the six months ended June 30, 2023. An additional increase in financing expenses for the six months ended June 30, 2024 was due to increased interest expenses mainly resulting from the issuance of our Series F Debentures in January and April 2024. These increases in financing expenses were partially offset by an increase in financing income of approximately €3.3 million in connection with derivatives and warrants in the six months ended June 30, 2024, compared to the six months ended June 30, 2023.

Tax Benefit

Tax benefit was approximately €1 million for the six months ended June 30, 2024, compared to approximately €1.2 million for the six months ended June 30, 2023.

Profit / Loss from Continuing Operations

Loss from continuing operations was approximately €3.4 million for the six months ended June 30, 2024, compared to a profit from continuing operations of approximately €4.6 million for the six months ended June 30, 2023.

Profit / Loss from Discontinued Operation

Loss from discontinued operation (net of tax) was approximately €0.08 million for the six months ended June 30, 2024, compared to a profit from discontinued operation of approximately €3 thousand for the six months ended June 30, 2023.

Profit / Loss

Loss was approximately €3.3 million for the six months ended June 30, 2024, compared to a profit of approximately €4.6 million for the six months ended June 30, 2023.

Total Other Comprehensive Income

Total other comprehensive income was approximately €5.7 million for the six months ended June 30, 2024, compared to approximately €31.1 million for the six months ended June 30, 2023. The change in total other comprehensive income mainly results from changes in fair value of cash flow hedges, including a material decrease in the fair value of the liability resulting from the financial power swap that covers approximately 80% of the output of the Talasol solar plant, or the Talasol PPA. The Talasol PPA experienced a high volatility due to the substantial change in electricity prices in Europe. In accordance with hedge accounting standards, the changes in the Talasol PPA’s fair value are recorded in our shareholders’ equity through a hedging reserve and not through the accumulated deficit/retained earnings. The changes do not impact our consolidated net profit/loss or our consolidated cash flows.

Total Comprehensive Income

Total comprehensive income was approximately €2.3 million for the six months ended June 30, 2024, compared to total comprehensive income of approximately €35.7 million for the six months ended June 30, 2023.

Six Months Ended June 30, 2023 Compared with Six Months Ended June 30, 2022

As noted above, the results of operations included in our financial statements for the six months ended June 30, 2023, and 2022 have been adjusted to reflect the sale of the Talmei Yosef solar plant and the presentation of related results as a discontinued operation. In addition, the results of operations included in our financial statements for the six months ended June 30, 2023 and 2022 do not include the results for the Italian solar plants connected to the grid during the six months ended June 30, 2024 and the results for the six months ended June 30, 2022 only partially include the results of the Ellomay Solar plant (since June 24, 2022). Therefore, our results for these periods are not indicative of our results in the future.

Revenues

Revenues were approximately €25 million for the six months ended June 30, 2023, compared to approximately €28.6 million for the six months ended June 30, 2022. This decrease mainly results from the decrease in electricity prices in Spain and from a curtailment of the electricity supply from our facilities to the grid during June 2023 due to maintenance and upgrade work on the main transmission line between Spain and Portugal, which caused a decrease in revenues of approximately €1 million. We subsequently implemented a solution aimed at minimizing the impact of future similar curtailments. The decrease in revenues was partially offset by an increase in revenues from our biogas plants in the Netherlands, resulting mainly from increased production and an increase in the 2023 gas price, and from the connection to the grid of Ellomay Solar (a 28 MW solar plant in Spain) during June 2022, upon which we commenced recognition of revenues.

Revenues by Segments

	Six months ended June 30,		June 30, 2023 vs. June 30, 2022 Change
	2023	2022	€	%
	(€ in thousands)
Spain – Subsidized Solar	1,463	2,081	(618)	(30)%
Spain – 28 MW Solar	2,080	327	1,753	536%
Spain – Talasol	12,666	20,402	(7,736)	(38)%
Netherlands – Biogas	8,790	5,830	2,960	51%

Spain – Subsidized Solar Segment. Revenues from our Spanish subsidized solar segment were approximately €1.5 million for the six months ended June 30, 2023, compared to approximately €2.1 million for the six months ended June 30, 2022. The decrease mainly resulted from the decrease in electricity prices in Spain.

Spain – 28 MW Solar Segment. Revenues from our Spanish 28 MW solar segment were approximately €2.1 million for the six months ended June 30, 2023, compared to approximately €0.3 for the six months ended June 30, 2022. The Ellomay Solar plant was connected to the Spanish national grid on June 11, 2022 and therefore no revenues were generated or recognized prior to such date.

Spain – Talasol Solar Segment. Revenues from our Spanish Talasol solar segment were approximately €12.7 million for the six months ended June 30, 2023, compared to approximately €20.4 for the six months ended June 30, 2022. The decrease mainly resulted from the decrease in electricity prices in Spain and from a curtailment of the electricity supply from our facilities to the grid during June 2023 due to maintenance and upgrade work on the main transmission line between Spain and Portugal, which caused a decrease in revenues of approximately €1 million.

Netherlands – Biogas Segment. Revenues from our Netherlands biogas segment were approximately €8.8 million for the six months ended June 30, 2023, compared to approximately €5.8 million for the six months ended June 30, 2022. The increase in revenues is mainly due to increased production and an increase in the 2023 gas price.

Operating Expenses and Depreciation and Amortization Expenses

Operating expenses were approximately €11.8 million for the six months ended June 30, 2023, compared to approximately €12.9 million for the six months ended June 30, 2022. The decrease in operating expenses mainly results from a decrease in payments under the Spanish RDL 17/2022, caused by a reduction in the electricity market price. RDL 17/2022 established the reduction of returns on the electricity generating activity of Spanish production facilities that do not emit greenhouse gases, accomplished through payments of a portion of the revenues by the production facilities to the Spanish government. As a result of the decrease in the electricity market price in Spain during the first half of 2023, the payments under RDL 17/2022 were lower during this period compared to the same period last year. This decrease in operating expenses was partially offset by increased operating expenses in connection with our biogas operations in the Netherlands caused by the use of higher quality raw materials due to lower availability of cheaper raw materials, and from the connection to the grid of Ellomay Solar during June 2022, upon which we commenced recognition of expenses. Depreciation and amortization expenses were approximately €7.8 million for the six months ended June 30, 2023, compared to approximately €7.7 million for the six months ended June 30, 2022.

Operating Expenses by Segments

	Six months ended June 30,		June 30, 2023 vs. June 30, 2022 Change
	2023	2022	€	%
	(€ in thousands)
Spain – Subsidized Solar	264	100	164	164%
Spain – 28 MW Solar	882	191	691	362%
Spain – Talasol	3,125	7,088	(3,963)	(56)%
Netherlands – Biogas	7,574	5,539	2,035	37%

Spain – Subsidized Solar Segment. Operating expenses in connection with our Spanish solar segment were approximately €0.3 million for the six months ended June 30, 2023, compared to approximately €0.1 million for the six months ended June 30, 2022. The increase mainly resulted from insurance reimbursement received in 2022.

Spain – 28 MW Solar Segment. Operating expenses in connection with our Ellomay Solar segment were approximately €0.9 million for the six months ended June 30, 2023, compared to approximately €0.2 for the six months ended June 30, 2022. The Ellomay Solar plant was connected to the Spanish national grid on June 11, 2022 and therefore no operating expenses were recognized prior to such date.

Spain – Talasol Segment. Operating expenses in connection with our Talasol solar segment were approximately €3.1 million for the six months ended June 30, 2023, compared to approximately €7.1 million for the six months ended June 30, 2022. The decrease resulted mainly reduced payments under Spanish RDL 17/2021 due to the lower electricity price.

Netherlands – Biogas Segment. Operating expenses in connection with our Netherlands biogas segment were approximately €7.6 million for the six months ended June 30, 2023, compared to approximately €5.5 million for the six months ended June 30, 2022. The increase is mainly attributable to the use of higher quality raw materials due to lower availability of cheaper raw materials.

Project Development Costs

Project development costs were approximately €2.2 million for the six months ended June 30, 2023, compared to approximately €1.6 million for the six months ended June 30, 2022. The increase in project development costs is mainly due to the increase in development activities in connection with photovoltaic projects in Israel and USA.

General and Administrative Expenses

General and administrative expenses were approximately €2.8 million for the six months ended June 30, 2023, compared to approximately €3.3 million for the six months ended June 30, 2022. The decrease in general and administrative expenses is mostly due to a decrease in D&O liability insurance costs and bonuses paid to employees in 2022.

Share of Profit / Loss of Equity Accounted Investee

Our share of profit of equity accounted investee, after elimination of intercompany transactions, was approximately €1.5 million for the six months ended June 30, 2023, compared to a loss of approximately €0.6 million in the six months ended June 30, 2022. The increase in share of profits of equity accounted investee was mainly due to the increase in revenues of Dorad due to higher quantities produced and a higher electricity tariff in Israel, partially offset by an increase in operating expenses in connection with the increased production and higher tariff.

Financing Income (Expenses), Net

	For the six months ended June 30
	2023	2022
	€ in thousands
Interest income	1,318	120
Gain from exchange rate differences, net	6,872	2,621
Change in fair value of derivatives, net	(476)	338
Debentures interest and related expenses	(1,840)	(1,343)
Interest and commissions related to projects finance	(2,932)	(2,788)
Amortization of capitalized expenses related to projects finance	(126)	(117)
Interest on minority shareholder loan	(933)	(892)
Bank charges and other commissions	(221)	(376)
Interest on lease liability	(173)	(140)
Total financing income (expenses), net	1,489	(2,577)

Financing income, net was approximately €1.5 million for the six months ended June 30, 2023, compared to financing expenses, net of approximately €2.2 million for the six months ended June 30, 2022.

Taxes on Income / Tax Benefit

Tax benefit was approximately €1.2 million for the six months ended June 30, 2023, compared to taxes on income of approximately €1.1 million for the six months ended June 30, 2022. The change is mainly due to deferred tax recognized for carry forward losses.

Profit / Loss from Continuing Operations

Profit from continuing operations was approximately €4.6 million for the six months ended June 30, 2023, compared to a loss from continuing operations of approximately €1 million for the six months ended June 30, 2022.

Profit / Loss from Discontinued Operation

Loss from discontinued operation (net of tax) was approximately €3 thousand for the six months ended June 30, 2023, compared to a profit from discontinued operation of approximately €0.4 million for the six months ended June 30, 2022.

Profit / Loss

Profit was approximately €4.6 million for the six months ended June 30, 2023, compared to a loss of approximately €0.6 million for the six months ended June 30, 2022.

Total Other Comprehensive Income / Loss

Total other comprehensive income was approximately €31.1 million for the six months ended June 30, 2023, compared to total other comprehensive loss of approximately €34.8 million for the six months ended June 30, 2022. The change mainly resulted from changes in fair value of cash flow hedges, including a material increase in the fair value of the financial power swap, or the Talasol PPA, which covers approximately 80% of the output of the Talasol solar plant compared to the same period last year. The Talasol PPA experienced a high volatility due to the significant changes in electricity prices in Europe that included a substantial increase in prices during 2021 and 2022 and a substantial decrease in prices during 2023. In accordance with hedge accounting standards, the changes in the Talasol PPA’s fair value are recorded in our shareholders’ equity through a hedging reserve and not through the accumulated deficit/retained earnings. The changes do not impact our consolidated net profit/loss or our consolidated cash flows. As we control Talasol, the total impact of the changes in fair value of the Talasol PPA (including the minority share) is consolidated into our financial statements and total equity.

Total Comprehensive Income / Loss

Total comprehensive income was approximately €35.7 million for the six months ended June 30, 2023, compared to total comprehensive loss of approximately €35.4 million for the six months ended June 30, 2022.

Impact of Fluctuation of Currencies

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, mainly in USD, euro and NIS. Our investments in our European operations (i.e., in our Italian and Spanish solar plants, our biogas plants and our solar projects under development and construction in Italy are denominated in euro, our investments in our Israeli operations (i.e., Ellomay Luzon Energy, the Manara PSP and solar projects under development) are denominated in NIS and our investments in our solar projects in Texas, USA, are denominated in USD. Our financing is denominated in NIS (i.e., principal and interest payments on our debentures and the financing of the Manara PSP) and in euro (i.e., financing in connection with our Spanish solar plants and the project finance and loans provided by the minority (49%) holders of Talasol). We therefore are affected by changes in the prevailing euro/NIS exchange rates and euro/USD exchange rates. We cannot predict the rate of appreciation/depreciation of the NIS against the euro or the USD against the euro in the future, and whether these changes will have a material adverse effect on our finances and operations.

The table below sets forth the annual and semi-annual rates of appreciation (or devaluation) of the NIS against the Euro.

	Year ended December 31,		Six months ended June 30,
	2023	2022	2024	2023
Devaluation of the NIS against the EUR	6.9%	6.6%	0.2%	7.1%

The representative NIS/euro exchange rate was NIS 4.020 for one euro on June 30, 2024 and NIS 4.019 for one euro on June 30, 2023. The average exchange rates for converting NIS to euro during the six-month periods ended June 30, 2024 and 2023 were NIS 3.995 and NIS 3.881 for one euro, respectively. The exchange rate as of September 2, 2024 was NIS 4.043 for one euro.

Governmental Economic, Fiscal, Monetary or Political Policies or Factors that have or could Materially Affect our Operations or Investments by U.S. Shareholders

Governmental Regulations Affecting the Operations of our Solar Power Plants and other Facilities

Our solar power plants and other energy manufacturing plants are subject to comprehensive regulation and we sell the electricity and energy produced by them for rates determined by governmental legislation and to local governmental entities. Any change in the legislation that affects plants such as our plants could materially adversely affect our results of operations. An economic crisis in Europe and specifically in Spain, the Netherlands and Italy, whether related to a military conflict or otherwise, or financial distress of the IEC or Noga in Israel, could cause the applicable legislator to reduce benefits provided to operators of solar power plants or other privately-owned energy manufacturing plants or to revise the incentive or regulatory regimes that currently governs the sale of electricity in Spain, the Netherlands, Israel and Italy. For more information see “Item 3.D: Risk Factors - Risks Related to our Renewable Energy Operations,” “Item 3.D: Risk Factors - Risks Related to our Investment in Ellomay Luzon Energy,” “Item 3.D: Risk Factors - Risks Related to our Other Operations”, “Item 4.B: Material Effects of Government Regulations on the PV Plants,” “Item 4.B: Material Effects of Government Regulations on Dorad’s Operations,” “Item 4.B: The Netherlands Waste-to-Energy Market and Regulation” and “Item 4.B: Material Effects of Government Regulations on The Manara PSP” of our Annual Report.

Liquidity and Capital Resources

General

We entered into various project finance agreements in connection with the financing of our Spanish solar plants, the Netherlands biogas plants and the Manara PSP. In July 2019, October 2020, February 2021 and October 2021 we issued the Series C Debentures, in February 2021 we issued the Series D Convertible Debentures, in February 2023 we issued the Series E Secured Debentures and in January 2024, April 2024 and August 2024 we issued the Series F Debentures.

We will require additional funds to advance the projects that are currently under construction or development or that will be developed and constructed in the future. For more information concerning our financing activities, see “Item 4.A: History and Development of Ellomay; Recent Developments” and “Item 5.B: Liquidity and Capital Resources” of our Annual Report.

As of June 30, 2024, we had a working capital deficiency approximately €10.9 million. Based on our current operating forecast, we believe that the combination of funds raised during the three months ended September 30, 2024, the expected sale of tax credits in connection with our US solar projects and the expected cash flows from operations, will be sufficient to finance our ongoing operations for the next twelve months.

Upon the issuance of our Debentures, we undertook to comply with the “hybrid model disclosure requirements” as determined by the Israeli Securities Authority and as described in the Israeli prospectuses published in connection with the public offering of our Debentures. This model provides that in the event certain financial “warning signs” exist in our consolidated financial results or statements, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Debentures.

One possible “warning sign” is the existence of a working capital deficiency if our Board of Directors does not determine that the working capital deficiency is not an indication of a liquidity problem. In examining the existence of warning signs as of June 30, 2024, our Board of Directors noted the working capital deficiency as of June 30, 2024. Our Board of Directors reviewed our financial position, outstanding debt obligations and our existing and anticipated cash resources and uses and determined that the existence of a working capital deficiency as of June 30, 2024, does not indicate a liquidity problem. In making such determination, our Board of Directors noted the following: (i) the issuance of additional Series F Debentures in consideration for approximately NIS 50 million, which was completed after June 30, 2024 and therefore not reflected on our balance sheet, (ii) the execution of the agreement to sell tax credits in connection with the US solar projects, which is expected to contribute approximately $19 million during the next twelve months, and (iii) the positive cash flow generated by our operating subsidiaries during the year ended December 31, 2023 and the six months ended June 30, 2024.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in marketable securities.

As of June 30, 2024, we held approximately €56 million in cash and cash equivalents, approximately €2.5 million in short-term deposits, approximately €0.7 million in short-term restricted cash and approximately €17.3 million in long-term restricted cash and deposits, compared with approximately €51.1 million in cash and cash equivalents, approximately €1 million in short-term deposits, approximately €0.8 million in short-term restricted cash and approximately €17.4 million in long-term restricted cash and deposits we held at December 31, 2023. The change in cash and cash equivalents is mainly due to the issuance of our Series F Debentures in January and April 2024 and the Project Finance of the Ellomay Solar Plant in Spain, partially offset by development and construction related expenses and repayments made on account of our other Debentures.

In the last three fiscal years, our principal capital expenditures were mainly the development and construction of the Manara PSP and of various solar projects in Italy, Israel and the United States. For information regarding our projects under development and construction, please see above under “General,” and “Item 4.B: Business Overview” and “Item 5: Operating and Financial Review and Prospects” of the Annual Report, Note 6 to our to our annual financial statements included in the Annual Report and Note 6 to our condensed consolidated interim financial statements as at June 30, 2024.

Cash flows

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2024	2023
	(euro in thousands)
Net cash provided by operating activities	468	5,271
Net cash used in investing activities	(12,706)	(25,840)
Net cash provided by financing activities	15,539	51,459
Exchange differences on balances of cash and cash equivalents	1,188	(3,478)
Increase in cash and cash equivalents	4,489	27,412
Cash and cash equivalents at beginning of period	51,127	46,458
Cash from disposal groups classified as held-for-sale	428	(36)
Cash and cash equivalents at end of period	56,044	73,834

Operating activities

In the six months ended June 30, 2024, we had a loss of approximately €3.3 million. Net cash provided by operating activities was approximately €0.5 million.

In the six months ended June 30, 2023, we had a profit of approximately €4.6 million. Net cash provided by operating activities was approximately €5.3 million.

The decrease in net cash provided by operating activities for the six months ended June 30, 2024, is mainly due to the decrease in electricity prices in Spain. In addition, during the year ended December 31, 2023, our Dutch biogas plants elected to temporarily exit the subsidy regime and sell the gas at market prices and during the year ended December 31, 2024 these plants returned to the subsidy regime. Under the subsidy regime, plants are entitled to monthly advances on subsidies based on the production during the previous year. As no subsidies were paid to our Dutch biogas plants for 2023, these plants are not entitled to advance payments for 2024 and the payment for gas produced by the plants during 2024 is expected to be received until July 2025.

Investing activities

Net cash used in investing activities was approximately €12.7 million in the six months ended June 30, 2024, primarily due to investments in the solar projects under development in Italy and USA.

Net cash used in investing activities was approximately €25.8 million in the six months ended June 30, 2023, primarily due to investments in the solar projects under development in Italy and USA and the Manara PSP.

Financing activities

Net cash provided by financing activities in the six months ended June 30, 2024 was approximately €15.5 million, resulting mainly from proceeds from the issuance of our Series F Debentures in January and April 2024 and the Project Finance of the Ellomay Solar plant in Spain, partially offset by repayments made on account of our Debentures and repayments of loans.

Net cash provided by financing activities in the six months ended June 30, 2023 was approximately €51.5 million, resulting mainly from proceeds from the issuance of our Series E Secured Debentures in February 2023 and a third withdrawal under the Manara PSP, partially offset by repayments made on account of our Debentures and repayments of loans.

As of June 30, 2024, we were not in default of any financial covenants for immediate repayment under the various financing agreements we executed or under the Deeds of Trust for our outstanding Debentures.

As of June 30, 2024, our total current assets amounted to approximately €74.1 million, of which approximately €56 million was in cash and cash equivalents, compared with total current liabilities of approximately €85 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, substantially all of which are highly liquid investments readily convertible to cash with original maturities of three months or less at the date acquired.

As of June 30, 2023, our total current assets amounted to approximately €93.5 million, of which approximately €73.9 million was in cash and cash equivalents, compared with total current liabilities of approximately €80.6 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, substantially all of which are highly liquid investments readily convertible to cash with original maturities of three months or less at the date acquired.

Certain Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our condensed consolidated interim financial statements (unaudited), which have been prepared in accordance with IFRS. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the condensed consolidated interim financial statements, as well as the reported amounts of expenses during the periods presented. Actual results could differ from those estimates.

The critical accounting policies described in Item 5 of our Annual Report, in Note 2 of our consolidated annual financial statements and in Note 2 of our condensed consolidated interim financial statements as at June 30, 2024, are those that require management’s more significant judgments and estimates used in the preparation of our condensed consolidated interim financial statements.

Disclosure about Market Risk

We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates. We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of those factors and periodically use hedging transactions in order to attempt to limit the impact of such changes.

For more information concerning hedging transactions, see Note 7 of our condensed consolidated interim financial statements as at June 30, 2024.

Forward-Looking Statements

With the exception of historical facts, the matters discussed in this report and the financial statements attached hereto are forward-looking statements. Forward-looking statements may relate to, among other things, future actions, future performance generally, business development activities, future capital expenditures, strategies, the outcome of contingencies such as legal proceedings, future financial results, financing sources and availability and the effects of regulation and competition. When we use the words “believe,” “intend,” “expect,” “may,” “will,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties or include statements that do not relate strictly to historical or current facts, we are making forward-looking statements.

Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Please see Item 3.D. “Risk Factors” in our Annual Report, in which we have identified important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the said section to be a complete discussion of all potential risks or uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements.

We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face. Forward-looking statements speak only as of the date they were made and we undertake no obligation to update them.